Filed by The Bear Stearns Companies Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-6(b)
                              of the Securities Exchange Act of 1934, as amended

                                Subject Company: The Bear Stearns Companies Inc.
                                                  (Commission File No. 001-8989)

Certain statements contained in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule and any changes to regulatory agencies' outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto. For a discussion of the additional risks and uncertainties that may affect Bear Stearns' future results, please see: (1) "Risk Factors" in Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007 and "Risk Management" filed as Exhibit 13 to Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007; (2) similar sections of Bear Stearns' quarterly reports on Form 10-Q, which have been filed with the Securities and Exchange Commission ("SEC"); and (3) "Management's Discussion and Analysis of Financial Condition and Results of Operations" filed as an Exhibit to Bear Stearns' Current Report on Form 8-K filed with the SEC on April 11, 2008.

Additional Information

In connection with the proposed merger, JPMorgan Chase has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings."

Participants in the Solicitation

JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can find information about Bear Stearns' executive officers and directors in the amendment to its Annual Report on Form 10-K filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above

                                      * * *

[The following is a letter that Bear Stearns arranged to be mailed to participants in The Bear Stearns Companies Inc. Employee Stock Ownership Plan on behalf of Independent Fiduciary Services and that Bear Stearns posted on its internal website]

                        INDEPENDENT FIDUCIARY SERVICES(R)
                         WASHINGTON, D.C. - NEWARK, N.J.

                         IMPORTANT INFORMATION REGARDING

          THE BEAR STEARNS COMPANIES INC. EMPLOYEE STOCK OWNERSHIP PLAN

                                                                    May 19, 2008

TO: Participants in The Bear Stearns Companies Inc. Employee Stock Ownership Plan (the "ESOP")(1)

FROM: Independent Fiduciary Services, Inc.

      Independent Fiduciary Services, Inc. ("IFS") became the ESOP's independent fiduciary effective May 5, 2008. IFS will perform certain fiduciary functions for the ESOP related to the agreement and plan of merger dated March 16, 2008 between The Bear Stearns Companies Inc. and JPMorgan Chase & Co., as amended (the "Merger Agreement"), and the management of the ESOP's assets. The purpose of this letter is to provide you with important information regarding your voting rights with respect to the shares of Bear Stearns common stock held in your ESOP account.

      As a participant in the ESOP, you have the right to instruct how the shares of Bear Stearns common stock allocated to your ESOP account are to be voted on the proposals set forth below. The deadline for you to take action as an ESOP participant is FRIDAY, MAY 23, 2008. A separate May 28, 2008 deadline applies to voting shares of Bear Stearns common stock by Internet, phone or mail that you may hold outside the ESOP (other than shares of Bear Stearns common stock underlying awards granted under certain Bear Stearns compensation plans, including The Bear Stearns Companies Inc. Capital Accumulation Plan for Senior Managing Directors and The Bear Stearns Companies Inc. Restricted Stock Unit Plan that are held in The Bear Stearns Companies Inc. 2008 Trust, for which the deadline to provide instructions to the trustee of the 2008 Trust, Wilmington Trust Company is Friday, May 23, 2008).

      Bear Stearns will hold a special meeting of stockholders at 383 Madison Avenue, 2nd Floor, New York, New York at 10:00 a.m., local time, on May 29, 2008 to consider and vote upon the following matters:

      o a proposal to approve and adopt the Merger Agreement as such agreement may be further amended from time to time; and

      o a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

      Bear Stearns shareholders of record as of the close of business on April 18, 2008 (the "Record Date") will be entitled to vote at the special meeting. The affirmative vote of a majority of all outstanding shares of Bear Stearns common stock is required for these proposals to pass. If the merger contemplated by the Merger Agreement is completed, Bear Stearns will become a subsidiary of JPMorgan Chase and each outstanding share of Bear Stearns common stock, including shares held by the ESOP when the merger is completed, will be converted in the merger into the right to receive 0.21753 of a share of JPMorgan Chase common stock.

Voting Your ESOP Shares

      The ESOP held 1,708,230 shares of Bear Stearns common stock as of the Record Date. As a participant in the ESOP, you have the right to instruct how the shares of Bear Stearns common stock allocated to your ESOP account are to be voted on the proposals set forth above. You cannot vote your ESOP shares directly or by attending the special meeting. To vote the shares in your ESOP account you must provide timely instructions as explained in this notice so that IFS may direct the trustee of the ESOP how to vote your shares, as described in the next paragraph.

----------
(1) References to the term "participant" throughout this letter also include beneficiaries of deceased participants and alternate payees pursuant to qualified domestic relations orders.

      To the extent not inconsistent with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the shares of Bear Stearns common stock held in the ESOP as of the Record Date will be voted as follows:

      o IFS will direct the trustee of the ESOP to vote the shares of Bear Stearns common stock allocated to your ESOP account in accordance with the timely instructions that you provide. This is known as "pass through" voting.

      o If you do not provide timely instructions with respect to the voting of shares of Bear Stearns common stock allocated to your ESOP account, IFS in its sole discretion will direct the trustee of the ESOP how to vote your ESOP shares.

      IFS is making no recommendation as to whether your shares should be voted for or against the proposals.

Voting Instruction Form

      You should have already received from Bear Stearns the proxy statement/prospectus regarding the proposed merger and the voting instruction form on which you can direct the vote of the shares of Bear Stearns common stock in your ESOP account. If you have not yet received these materials, you may obtain them by contacting Elisa Marks at 8-383-1574 or 212-272-1574 (email: emarks@bear.com).

      If you owned shares of Bear Stearns common stock outside the ESOP as of the Record Date, you should have also received one or more separate notices and voting instruction forms to vote those shares.(2)

      YOU CAN IDENTIFY THE VOTING INSTRUCTION FORM FOR THE ESOP SHARES BY THE CUSIP NUMBER 073902A99, WHICH IS SET FORTH ON THE RIGHT SIDE OF THE VOTING INSTRUCTION FORM ABOVE YOUR UNIQUE CONTROL NUMBER, WHICH IS SET FORTH IN A BOX ON THE RIGHT SIDE OF THE VOTING INSTRUCTION FORM.

      If you wish to vote any shares you hold outside the ESOP, you will have to vote them separately from your ESOP shares, using the procedures described in the proxy statement/prospectus and the appropriate separate voting instruction form. Neither IFS nor any other ESOP fiduciary will be involved as such in the voting of shares held outside the ESOP.

      As explained below, the deadline for providing instructions as to how the shares of Bear Stearns common stock held in your ESOP account are to be voted is FRIDAY, MAY 23, 2008. This is a separate, earlier deadline than the deadlines that apply to voting shares of Bear Stearns common stock by Internet, phone or mail that you may hold outside the ESOP (other than shares of Bear Stearns common stock underlying awards granted under certain Bear Stearns compensation plans, including The Bear Stearns Companies Inc. Capital Accumulation Plan for Senior Managing Directors and The Bear Stearns Companies Inc. Restricted Stock Unit Plan that are held in The Bear Stearns Companies Inc. 2008 Trust. You must provide instructions regarding those shares to the trustee of the 2008 Trust, Wilmington Trust Company, by Friday, May 23, 2008. IFS will not be taking any action with respect to those Plans or the shares of Bear Stearns common stock held in the 2008 Trust).

Providing Instructions By Internet, Phone or Mail

      You may provide voting instructions for the shares of Bear Stearns common stock held in your ESOP account by phone, internet or U.S. mail.

      o     To vote by Internet, visit www.proxyvote.com.

      o To vote by Phone, call 1.800.690.6903, and use a touch-tone phone to transmit your voting instructions.

----------
(2) For example, you may hold shares of Bear Stearns common stock in a brokerage account. The voting instruction form for these shares will have a different CUSIP number (073902108).

      o To vote by mail, sign and date your ESOP shares voting form and return it to The Bear Stearns Companies Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

      You must have your unique control number at hand when voting by Internet or telephone. It can be found on the voting instruction form that was mailed to you or in the email you received if you chose electronic delivery. You will need this control number in order to vote by Internet or telephone. If you lose your voting instruction form, please contact Elisa Marks at 8-383-1574 or 212-272-1574 (email: emarks@bear.com).

      IF YOU PROVIDE THE INSTRUCTION BY PHONE OR INTERNET, YOU MUST DO SO BY 11:59 P.M. (EASTERN DAYLIGHT SAVINGS TIME) ON MAY 23, 2008. IF YOU DO SO BY MAIL, YOUR INSTRUCTION MUST BE RECEIVED BY BROADRIDGE AT ITS EDGEWOOD, NEW YORK OFFICE NO LATER THAN 5:00 P.M. (EASTERN DAYLIGHT SAVINGS TIME) MAY 23, 2008.

      Solely for the purpose of providing instructions as to how such voting and other rights or privileges with respect to the shares of Bear Stearns common stock allocated to your ESOP account should be exercised with respect to the proposals set forth above, you will be the "named fiduciary" with respect to your ESOP account. This means that, to the extent not contrary to ERISA, you have the sole control and authority over the voting of these shares and making decisions relating to these shares.

Confidentiality

      Your voting instructions are strictly confidential. Neither IFS nor Broadridge, who will be receiving and tabulating voting instructions from ESOP participants, will disclose to Bear Stearns or any other party your voting instructions or whether you provided voting instructions. Only aggregate totals of participant instructions will be communicated to the trustee of the ESOP and Bear Stearns.

Questions

      If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of Bear Stearns common stock, please contact the proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, Telephone (212) 929-5500 (call collect), or Toll-Free (800) 322-2885, Email proxy@mackenziepartners.com.

      This letter has been prepared by IFS pursuant to the authority granted to it by the Bear Stearns Board of Directors. The summary of the proposed merger as set forth above is qualified in its entirety by the terms of the proxy statement/prospectus. This letter, the proxy statement/prospectus and Form S-4/A filed with the Securities and Exchange Commission ("SEC") on April 28, 2008 (the "SEC Form S-4/A"), contain information that IFS believes is sufficient for you to determine how to instruct that the shares of Bear Stearns common stock allocated to your ESOP account be voted at the special meeting. However, IFS did not prepare the information in the SEC Form S-4/A information and, while IFS has no reason to question its accuracy, IFS makes no representation or warranty as to the truth of that information.


                              INDEPENDENT FIDUCIARY SERVICES, INC.,
                                    as Independent Fiduciary of the ESOP

                             ADDITIONAL INFORMATION

      In connection with the proposed merger, JPMorgan Chase has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings."

      JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can find information about Bear Stearns' executive officers and directors in the amendment to its Annual Report on Form 10-K filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.